ALPINE SUMMIT ENERGY PARTNERS ANNOUNCES
COMMENCEMENT OF NORMAL COURSE ISSUER BID

Nashville, Tennessee and Vancouver, British Columbia - June 7, 2022 (Newsfile Corp.) - Alpine Summit Energy Partners, Inc. ("Alpine Summit" or the "Company") (TSXV: ALPS.U) (OTCQX: ASEPF) is pleased to announce that it has received approval from the TSX Venture Exchange ("TSXV") of its Notice of Intention to Make a Normal Course Issuer Bid (the "NCIB"). Under the NCIB, the Company may purchase for cancellation up to 1,648,783 subordinate voting shares of the Company (the "Subordinate Voting Shares") (representing approximately 5% of its issued and outstanding Subordinate Voting Shares as of June 6, 2022) over a 12-month period commencing on June 10, 2022. The NCIB will expire no later than June 9, 2023.

Management of the Company believes that the recent share prices do not reflect the Company's asset value and may be undervalued by the market from time to time and that the purchases under the NCIB will enhance shareholder value. Accordingly, the Company believes purchasing its Subordinate Voting Shares may represent an appropriate and desirable use of the Company's available cash and represents an opportunity to enhance shareholder value.

All purchases made pursuant to the NCIB will be made through the facilities of the TSXV. The NCIB will be made in accordance with the applicable rules and policies of the TSXV and applicable Canadian securities laws. The price that Alpine Summit will pay for Subordinate Voting Shares in open market transactions will be the market price at the time of purchase. Any Subordinate Voting Shares that are purchased under the NCIB will be cancelled. The actual number of Shares that may be purchased and the timing of such purchases will be determined by the Company. Decisions regarding purchases will be based on market conditions, share price, best use of available cash, and other factors.

The Company has appointed Leede Jones Gable Inc. to make purchases under the NCIB on its behalf.

About Alpine Summit Energy Partners, Inc.

Alpine Summit is a U.S. based company that operates and develops oil and gas assets. For additional information on the Company, please visit www.alpinesummitenergy.com.

Further Information

For further information, please contact:

Chris Nilan, Senior Managing Director

Phone: 615.475.8320

Email: ir@alpsummit.com

Darren Moulds, Chief Financial Officer

Phone: 403.390.9260

Email: dmoulds@alpsummit.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information and Statements

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Alpine Summit's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Alpine Summit's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or the negative or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward-looking statements contained herein may include, but are not limited to, statements related to the NCIB, including commencement of the proposed NCIB and the acquisition of Subordinate Voting Shares pursuant to the NCIB.

By identifying such information and statements in this manner, Alpine Summit is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Alpine Summit to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this news release, Alpine Summit has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the impact of the potential listing on the NASDAQ on relationships, including with regulatory bodies, employees, suppliers, contractors and competitors, as well as the potential for Alpine Summit to fail to either meet the NASDAQ listing standards or ultimately be approved for listing by the NASDAQ; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Alpine Summit believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and Alpine Summit does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.